August 23, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: C2 Blockchain, Inc.

Form 1-A

Filed July 5, 2023

File No. 024-12295

To the men and women of the SEC:

On behalf of C2 Blockchain, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 17, 2024 addressed to Mr. Levi Jacobson, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 1-A/A on April 29, 2024.

1.       On May 3, 2024, the Commission entered into an order instituting settled administrative and cease-and-desist proceedings against BF Borgers CPA PC and its sole audit partner Benjamin F. Borgers CPA (individually and together BF Borgers) (https://www.sec.gov/files/litigation/admin/2024/33-11283.pdf). The Order denies BF Borgers the privilege of appearing or practicing before the Commission as an accountant. As a result, BF Borgers may not participate in or perform the audit or review of financial information included in Commission filings, issue audit reports included in Commission filings, provide consents with respect to audit reports, or otherwise appear or practice before the Commission. Any issuer with a pending offering statement that contains or incorporates by reference financial information audited or reviewed by BF Borgers would need to file a pre-effective amendment to include financial information audited or reviewed, as applicable, by a qualified, independent accountant that is permitted to appear or practice before the Commission.

COMPANY RESPONSE:

We have engaged MICHAEL GILLESPIE & ASSOCIATES, PLLC, ( “Accounting Firm”) as our new qualified, independent accountant that is permitted to appear or practice before the Commission. PCAOB ID: 6108. We have included the required financial statements/Notes in our offering statement that have been audited by the Accounting Firm including the audit report.

2.       In comment 2, we requested that you revise to include the title of the referenced risk factor in your cross-references, as opposed to listing only the page number. We reissue in part. Please further revise the risk factor cross-references on pages 2 and 20 to include the first sentence of the corresponding risk factor heading (i.e., "Our Breakeven Analysis may turn out to be inaccurate...").

  COMPANY RESPONSE:

We have revised the risk factor cross-references on pages 2 and 20 to include the first sentence of the corresponding risk factor heading (i.e., "Our Breakeven Analysis may turn out to be inaccurate...").

Cover Page

3.       We note your revised disclosure in response to comment 3 that the duration of the offering shall be three years from the date of qualification pursuant to Rule 251(d)(3)(i)(F) of Regulation A. We also note your disclosure goes on to state, "However, we may terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company in its sole discretion" (emphasis added). This sentence suggests the possibility that the offering may extend beyond three years. Please further revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

COMPANY RESPONSE:

We have revised the Cover Page as follows to remove ambiguity regarding the duration of the offering:

“The duration of the offering shall be three years from date of qualification by the Commission pursuant to Rule 251(d)(3)(i)(F) of Regulation A. However, we may terminate the offering within three years at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company in its sole discretion.”

 Glossary of Defined Terms and Industry Data, page 2

4.       We note your revised disclosure in response to comment 4 and partially reissue.

Your revised glossary section appears to define the terms "Network Hash Rate" and "Hash Rate" synonymously. However, you do not appear to use these terms synonymously throughout your filing. For example, your disclosure in the subsection headed "Bitcoin Mining Economics" on page 20 references an assumed Network Hash Rate of 542 EH/s in the table headed "Network Assumptions" and an assumed Hash Rate of 140 TH/s in the table headed "ASIC Assumptions". Please revise your glossary to differentiate between these terms or advise otherwise.

COMPANY RESPONSE:

We have revised the glossary section to define and include “Mining Computer Hash Rate” - Measure of the computational power per second of a single BITMAIN ASIC ANTMINER S19 XP machine.” The Mining Computer Hash Rate is referenced in Bitcoin Mining Economics and throughout the offering circular as applicable to remove any confusion between the terminology.

Risk Factors, page 6

5.       We note that you have removed the risk factor titled "We may not be able to compete as cryptocurrency networks experience increases in the total network hash rate," appearing on page 10 of the prior amendment. Please explain why this disclosure was deleted. While we note your disclosure in the third risk factor on page 9 that "[m]anagement’s expectation is that there will be a drop in hashrate if the price of bitcoin drops significantly...," we also note your disclosure on page 20 that the network hash rate has been on an upward trend (i.e., "up 17.36% recently and 97.51% from one year ago"). Alternatively, please restore this disclosure.

COMPANY RESPONSE:

We have revised to restore this disclosure on page 10. We updated on page 20 to reflect that network hash rate is up 65.39% from one year ago. We revised on page 9 to reflect the increase in hash rate.

Management's Discussion and Analysis, page 19

6.       We note your revised disclosure on page 19 in response to comment 8. Please expand your disclosure here to include a cross-reference to the risk factors on page 7, titled respectively "If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions" and "This Offering is being conducted on a 'best efforts' basis and does not require a minimum amount to be raised...."

COMPANY RESPONSE:

We have revised Management's Discussion and Analysis, page 19 as follows:

“We expect the proceeds of this offering, will be sufficient for us to implement our business plan and that no additional equity, other than the proceeds of this offering, will need to be raised over the next six months in order to implement our business plan. However, we may not raise sufficient funds to cover our offering expenses since this is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by us will be sold. For further discussion, see our Risk Factors on Page 7, titled respectively,“If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions” and “This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.”

Bitcoin Mining Economics, page 20

7.       We note your revised disclosure on page 20 in response to comment 14 that your "cost of production does not take into account the post-halving effect resulting in only 3.125 BTC per block reward to miners compared to 6.25 BTC prior to the halving." Under the "Bitcoin Mining Economics" heading on page 20, you also continue to state that "[a]s of now, the rate of new Bitcoin creation is set at 6.25 BTC per block...." In your next amendment, please update your breakeven analysis throughout your filing to account for the most recent Bitcoin halving on April 19, 2024, which reduced the current mining award per block to 3.125 BTC instead of 6.25 BTC previously, as you disclose at pages 9-10.

COMPANY RESPONSE:

We have revised Bitcoin Mining Economics, page 20 to account for the most recent Bitcoin price and halving on April 19, 2024 which reduced the current mining award per block from 6.25 to 3.125 BTC.

Date: August 23, 2024

/s/ Levi Jacobson

Levi Jacobson

Chief Executive Officer